

IVY INVESTMENTS®

Semiannual Report

DECEMBER 31, 2018

	Ticker						
	Class A	Class B	Class C	Class I	Class N	Class R	Class Y
IVY FUNDS							
Ivy Accumulative Fund	IATAX	IATBX	IATCX	IATIX	IATNX	IATLX	IATYX
Ivy Wilshire Global Allocation Fund	IWGAX	IWGBX	IWGCX	IWGIX	IWGNX	IWGRX	IWGYX

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), paper copies of the Funds' Annual and Semiannual Shareholder Reports no longer will be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Ivy Investments website (www.ivyinvestments.com), and you will be notified by mail each time a report is posted, and provided with a website link to access the report.

If you have already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Funds electronically anytime by contacting your financial intermediary (*e.g.*, a broker-dealer or bank) or, if you are a direct investor, by calling 1-888-923-3355 or by enrolling at www.ivyinvestments.com.

You may elect to receive all future reports in paper format free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Funds, you may call 1-888-923-3355 to let the Funds know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper format will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the Fund Complex if you invest directly with the Funds.

CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information.

DECEMBER 31, 2018 (UNAUDITED)



Philip J. Sanders, CFA

Dear Shareholder,

While the fiscal period started out relatively calm, dramatic market volatility returned in the latter months of the 2018. The U.S. stock market concluded 2018 with the worst quarter for U.S. equities since 2011 and the S&P 500 Index was down 6.24% over the 12-month period. During the six-month fiscal period, trade disputes, geopolitical tensions and uncertain global growth rates provided a choppy ride for investors.

The U.S. economy looks to finish 2018 with the strongest growth rate since the Great Recession that began 10 years ago. Our optimism is tempered somewhat for 2019 as we forecast U.S. gross domestic product (GDP) growth stabilizing around 2.5% with the possibility of further deceleration during the year.

The U.S. Federal Reserve (Fed) has indicated that short-term interest rates are close to what it believes to be neutral, meaning that policy is neither loose nor restrictive. We believe slower economic growth and lower oil prices will keep inflation well contained in early 2019, which is why the Fed decided to take a more dovish tone and ease its pace of quarterly rate hikes. Our base case belief is the Fed will raise rates once, possibly twice, in 2019.

The deterioration in eurozone economic data seems to be waning following an agreement between the U.S. and European Union (EU) to discuss a reduction in tariffs on industrial goods. Brexit negotiations between the U.K. and EU continue to be choppy, which has caused some delays in anticipated capital spending for the eurozone. While we believe the two parties will come to a resolution for the U.K.'s exit from the EU, the ongoing negotiations may cause lingering economic tumult until a deal can be reached.

Emerging markets faced multiple headwinds over the year, namely a strong dollar, China's focus on deleveraging and regulations, trade wars, volatile energy prices and increased geopolitical risks. By comparison, U.S. equities benefitted from a more attractive growth rate, which was the result of tax reform, lower regulatory pressures and repatriation of overseas earnings.

The U.S.-China trade negotiations remain front and center for many emerging market economies. Any resolution to trade disputes would be critical not just for China, but also its Asian trading counterparts like South Korea and Taiwan. As such, we are cautiously optimistic for a status quo on the trade war without further escalations. We believe China has started loosening policy on the domestic front and we anticipate an easing of regulatory, monetary and fiscal policy as well, which should be supportive of the domestic economy. We believe emerging markets continue to offer a sound longer term fundamental outlook; however, market volatility is likely to persist until there is more clarity surrounding potential risks.

Overall, volatility was the name of the game during the fiscal period. Several forces conspired to create this environment, including macro events like the global trade slowdown and tightening monetary policy, as well as the staggering of the FAANG (Facebook, Apple, Amazon, Netflix and Google-parent Alphabet) stocks, which have been a major equities catalyst over the past couple of years.

Looking ahead, we believe the markets are likely to remain choppy for some time, although the landscape should present more selective opportunities, with greater emphasis on the fundamentals and quality of asset classes and sectors.

We believe it is important to stay focused on the fundamentals and merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

Economic Snapshot

	12/31/2018	6/30/2018
S&P 500 Index	2,506.85	2,718.37
MSCI EAFE Index	1,719.88	1,958.64
10-Year Treasury Yield	2.69%	2.85%
U.S. unemployment rate	3.8%	4.0%
30-year fixed mortgage rate	4.55%	4.55%
Oil price per barrel	$ 45.41	$ 74.15

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

[signature: Philip J. Sanders]

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2018.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 6-30-18	Ending Account Value 12-31-18	Expenses Paid During Period*	Beginning Account Value 6-30-18	Ending Account Value 12-31-18	Expenses Paid During Period*	
Ivy Accumulative Fund							
Class A	$1,000	$833.40	$ 5.13	$1,000	$1,019.58	$ 5.65	1.12%
Class B**	$1,000	$ 911.60	$ 11.09	$1,000	$ 1,013.61	$ 11.68	2.30%[3]
Class C	$1,000	$ 913.50	$10.05	$1,000	$ 1,014.71	$10.58	2.08%[4]
Class I	$1,000	$ 917.90	$ 4.22	$1,000	$1,020.77	$ 4.45	0.88%[5]
Class N	$1,000	$ 918.60	$ 3.65	$1,000	$1,021.39	$ 3.84	0.78%
Class R	$1,000	$ 915.70	$ 7.28	$1,000	$1,017.63	$ 7.67	1.50%
Class Y	$1,000	$ 917.90	$ 5.37	$1,000	$1,019.58	$ 5.65	1.12%

See footnotes on page 5.

ILLUSTRATION OF FUND EXPENSES

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 6-30-18	Ending Account Value 12-31-18	Expenses Paid During Period*	Beginning Account Value 6-30-18	Ending Account Value 12-31-18	Expenses Paid During Period*	
Ivy Wilshire Global Allocation Fund							
Class A	$1,000	$863.70	$1.86	$1,000	$1,023.17	$2.02	0.40%
Class B**	$1,000	$926.20	$7.13	$1,000	$1,017.84	$7.47	1.47%
Class C	$1,000	$928.60	$5.98	$1,000	$1,019.05	$6.26	1.23%
Class I	$1,000	$933.60	$0.39	$1,000	$1,024.83	$0.40	0.07%
Class N	$1,000	$933.30	$0.39	$1,000	$1,024.86	$0.40	0.07%
Class R	$1,000	$931.50	$2.90	$1,000	$1,022.25	$3.03	0.59%
Class Y	$1,000	$931.50	$1.45	$1,000	$1,023.66	$1.52	0.31%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2018, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Annualized expense ratio based on the period excluding reorganization expenses was 2.29%.

(4)Annualized expense ratio based on the period excluding reorganization expenses was 2.07%.

(5)Annualized expense ratio based on the period excluding reorganization expenses was 0.87%.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	95.3%
Information Technology	30.2%
Health Care	22.0%
Communication Services	12.9%
Consumer Discretionary	10.6%
Industrials	7.8%
Consumer Staples	4.6%
Financials	4.1%
Real Estate	1.6%
Materials	1.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.7%

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
Alphabet, Inc., Class C	Communication Services	Interactive Media & Services
Walt Disney Co. (The)	Communication Services	Movies & Entertainment
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Danaher Corp.	Health Care	Health Care Equipment
Boeing Co. (The)	Industrials	Aerospace & Defense
Take-Two Interactive Software, Inc.	Communication Services	Interactive Home Entertainment
Five9, Inc.	Information Technology	Application Software
Procter & Gamble Co. (The)	Consumer Staples	Household Products

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS IVY ACCUMULATIVE FUND *(in thousands)*

DECEMBER 31, 2018 (UNAUDITED)

COMMON STOCKS	Shares	Value
Communication Services		
Interactive Home Entertainment – 4.0%		
Electronic Arts, Inc. (A)	269	$ 21,211
Take-Two Interactive Software, Inc. (A)	258	26,517
		47,728
Interactive Media & Services – 3.2%		
Alphabet, Inc., Class C (A)	36	37,386
Movies & Entertainment – 5.7%		
Live Nation, Inc. (A)	362	17,852
Spotify Technology S.A. (A)	120	13,603
Walt Disney Co. (The)	329	36,106
		67,561
Total Communication Services – 12.9%		152,675
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 1.9%		
lululemon athletica, Inc. (A)	180	21,829
Internet & Direct Marketing Retail – 3.8%		
Amazon.com, Inc. (A)	30	45,209
Leisure Facilities – 0.9%		
Vail Resorts, Inc.	48	10,119
Restaurants – 4.0%		
McDonalds Corp.	144	25,535
Starbucks Corp.	345	22,218
		47,753
Total Consumer Discretionary – 10.6%		124,910
Consumer Staples		
Distillers & Vintners – 1.1%		
MGP Ingredients, Inc. (B)	225	12,836
Household Products – 2.2%		
Procter & Gamble Co. (The)	286	26,252
Hypermarkets & Super Centers – 1.3%		
Costco Wholesale Corp.	74	15,014
Total Consumer Staples – 4.6%		54,102
Financials		
Financial Exchanges & Data – 2.2%		
MarketAxess Holdings, Inc.	122	25,674
Other Diversified Financial Services – 1.9%		
JPMorgan Chase & Co.	238	23,185
Total Financials – 4.1%		48,859
Health Care		
Health Care Equipment – 10.1%		
Danaher Corp.	288	29,709
DexCom, Inc. (A)	215	25,769
Glaukos Corp. (A)	126	$ 7,077
Inogen, Inc. (A)	143	17,794
Intuitive Surgical, Inc. (A)	30	14,511
Penumbra, Inc. (A)	55	6,780
Tactile Systems Technology, Inc. (A)	405	18,425
		120,065
Health Care Services – 0.6%		
Teladoc Health, Inc. (A)(B)	143	7,064
Health Care Supplies – 2.3%		
Align Technology, Inc. (A)	85	17,760
OrthoPediatrics Corp. (A)	269	9,395
		27,155
Health Care Technology – 1.7%		
Neuronetics, Inc. (A)	49	941
Tabula Rasa HealthCare, Inc. (A)	307	19,593
		20,534
Managed Health Care – 2.0%		
UnitedHealth Group, Inc.	93	23,193
Pharmaceuticals – 5.3%		
Aerie Pharmaceuticals, Inc. (A)	679	24,528
Elanco Animal Health, Inc. (A)	611	19,259
Intersect ENT, Inc. (A)	662	18,666
		62,453
Total Health Care – 22.0%		260,464
Industrials		
Aerospace & Defense – 2.4%		
Boeing Co. (The)	89	28,703
Air Freight & Logistics – 1.8%		
FedEx Corp.	128	20,570
Industrial Machinery – 2.0%		
Kornit Digital Ltd. (A)	526	9,843
Stanley Black & Decker, Inc.	118	14,165
		24,008
Research & Consulting Services – 1.6%		
CoStar Group, Inc. (A)	56	18,992
Total Industrials – 7.8%		92,273
Information Technology		
Application Software – 10.9%		
8x8, Inc. (A)	1,115	20,108
Adobe, Inc. (A)	104	23,620
Five9, Inc. (A)	606	26,503
Intuit, Inc.	125	24,567
Mimecast Ltd. (A)	748	25,165
Ultimate Software Group, Inc. (The) (A)	38	9,214
		129,177
Data Processing & Outsourced Services – 4.1%		
MasterCard, Inc., Class A	95	$ 17,978
Visa, Inc., Class A	230	30,320
		48,298
IT Consulting & Other Services – 1.7%		
Chegg, Inc. (A)	694	19,712
Semiconductors – 5.5%		
Analog Devices, Inc.	285	24,462
nLight, Inc. (A)(B)	835	14,846
QUALCOMM, Inc.	451	25,649
		64,957
Systems Software – 6.1%		
Microsoft Corp.	713	72,460
Technology Hardware, Storage & Peripherals – 1.9%		
Apple, Inc.	144	22,746
Total Information Technology – 30.2%		357,350
Materials		
Specialty Chemicals – 1.5%		
Sherwin-Williams Co. (The)	45	17,745
Total Materials – 1.5%		17,745
Real Estate		
Specialized REITs – 1.6%		
American Tower Corp., Class A	123	19,394
Total Real Estate – 1.6%		19,394
TOTAL COMMON STOCKS – 95.3%		$1,127,772
(Cost: $1,045,442)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 3.6%		
Brown-Forman Corp., 2.460%, 1–11–19	$ 7,000	6,994
CVS Health Corp., 2.700%, 1–2–19	9,192	9,191
Federal Home Loan Bank, 2.100%, 1–2–19	8,252	8,252
J.M. Smucker Co. (The), 2.750%, 1–2–19	2,140	2,140
PacifiCorp, 2.802%, 1–4–19	10,000	9,997
Wisconsin Gas LLC, 2.520%, 1–10–19	6,000	5,995
		42,569
Master Note – 0.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1–7–19 (D)	4,580	4,580

DECEMBER 31, 2018 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Money Market Funds – 0.3%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.400%, (E)(F)	$ 3,130	$ 3,130
Municipal Obligations – 0.2%		
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.) (1-Week U.S. LIBOR plus 10 bps), 2.500%, 1–7–19 (D)	2,900	2,900

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 3.6%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
2.430%, 1–7–19 (D)	$12,965	$12,965
2.450%, 1–7–19 (D)	22,102	22,102
2.470%, 1–7–19 (D)	7,075	7,075
		42,142
TOTAL SHORT-TERM SECURITIES – 8.1%		$95,321
(Cost: $95,323)		

	Value
TOTAL INVESTMENT SECURITIES – 103.4%	$1,223,093
(Cost: $1,140,765)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – (3.4)%	(40,574)
NET ASSETS – 100.0%	$ 1,182,519

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $9,235 are on loan.

(C) Rate shown is the yield to maturity at December 31, 2018.

(D) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Investment made with cash collateral received from securities on loan.

(F) Rate shown is the annualized 7-day yield at December 31, 2018.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 1,127,772	$ —	$ —
Short-Term Securities	3,130	92,191	—
Total	$1,130,902	$92,191	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	0.1%
Consumer Discretionary	0.1%
Affiliated Mutual Funds	99.1%
Ivy International Core Equity Fund, Class N	13.9%
Ivy Emerging Markets Equity Fund, Class N	10.1%
Ivy Value Fund, Class N	7.7%
Ivy Government Securities Fund, Class N	7.5%
Ivy Securian Core Bond Fund, Class N	6.9%
Ivy Pictet Targeted Return Bond Fund, Class N	6.3%
Ivy Large Cap Growth Fund, Class N	4.8%
Ivy Pzena International Value Fund, Class N	4.7%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	4.5%
Ivy IG International Small Cap Fund, Class N	4.2%
Ivy Limited-Term Bond Fund, Class N	4.2%
Ivy Apollo Strategic Income Fund, Class N	3.6%
Ivy Pictet Emerging Markets Local Currency Debt Fund, Class N	3.2%
Ivy Core Equity Fund, Class N	2.9%
Ivy Corporate Bond Fund, Class N	2.6%
Ivy PineBridge High Yield Fund, Class N	2.0%
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	2.0%
Ivy Mid Cap Income Opportunities Fund, Class N	1.9%
Ivy Mid Cap Growth Fund, Class N	1.9%
Ivy Small Cap Core Fund, Class N	1.8%
Ivy LaSalle Global Real Estate Fund, Class N	1.5%
Ivy Small Cap Growth Fund, Class N	0.9%
Bonds	0.3%
Corporate Debt Securities	0.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.5%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Fund's prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

CONSOLIDATED SCHEDULE OF INVESTMENTS

IVY WILSHIRE GLOBAL ALLOCATION FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Leisure Facilities – 0.0%		
COTA Racing & Entertainment LLC, Class B (A)	—*	$ —
Leisure Products – 0.1%		
Media Group Holdings LLC, Series H (A)(B)(C)(D)(E)	73	—*
Media Group Holdings LLC, Series T (A)(B)(C)(D)(E)	9	652
		652
Total Consumer Discretionary – 0.1%		652
TOTAL COMMON STOCKS – 0.1%		$ 652

(Cost: $70,033)

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Apollo Strategic Income Fund, Class N	4,771	45,751
Ivy Core Equity Fund, Class N	2,673	36,538
Ivy Corporate Bond Fund, Class N . .	5,653	33,751
Ivy Emerging Markets Equity Fund, Class N	7,406	128,872
Ivy Government Securities Fund, Class N	17,916	95,490
Ivy IG International Small Cap Fund, Class N	5,326	54,215
Ivy International Core Equity Fund, Class N	11,526	176,917
Ivy Large Cap Growth Fund, Class N	2,945	61,579

AFFILIATED MUTUAL FUNDS (Continued)	Shares	Value
Ivy LaSalle Global Real Estate Fund, Class N	1,989	$ 19,454
Ivy Limited-Term Bond Fund, Class N	5,029	53,559
Ivy Mid Cap Growth Fund, Class N	1,046	23,941
Ivy Mid Cap Income Opportunities Fund, Class N	1,941	24,531
Ivy Pictet Emerging Markets Local Currency Debt Fund, Class N . . .	4,812	40,465
Ivy Pictet Targeted Return Bond Fund, Class N	8,314	79,895
Ivy PineBridge High Yield Fund, Class N	2,792	25,434
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	2,533	25,175
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	5,304	56,810
Ivy Pzena International Value Fund, Class N	4,236	60,581
Ivy Securian Core Bond Fund, Class N	8,421	87,324
Ivy Small Cap Core Fund, Class N	1,424	22,999
Ivy Small Cap Growth Fund, Class N	577	11,567
Ivy Value Fund, Class N	4,706	97,845
TOTAL AFFILIATED MUTUAL FUNDS – 99.1%		$1,262,693

(Cost: $1,371,503)

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Leisure Facilities – 0.3%		
Circuit of the Americas LLC, Series D, 0.000%, 12–31–20 (F)	$7,285	$ 4,047
Total Consumer Discretionary – 0.3%		4,047
TOTAL CORPORATE DEBT SECURITIES – 0.3%		$ 4,047

(Cost: $6,265)

SHORT-TERM SECURITIES		
Master Note – 0.6%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.720%, 1–7–19 (G)	7,512	7,512
TOTAL SHORT-TERM SECURITIES – 0.6%		$ 7,512

(Cost: $7,512)

TOTAL INVESTMENT SECURITIES – 100.1%		$1,274,904

(Cost: $1,455,313)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(1,647)
NET ASSETS – 100.0%		$1,273,257

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Restricted securities. At December 31, 2018, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Media Group Holdings LLC, Series H	8–29–13 to 10–31–13	73	$50,896	$ —*
Media Group Holdings LLC, Series T	7–2–13 to 1–23–15	9	19,137	652
			$70,033	$652

The total value of these securities represented 0.1% of net assets at December 31, 2018.

(C) Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund and consolidated as described in Note 5 of the Notes to Financial Statements.

(D) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(E) Securities whose value was determined using significant unobservable inputs.

(F) Zero coupon bond.

(G) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

CONSOLIDATED SCHEDULE OF INVESTMENTS

IVY WILSHIRE GLOBAL ALLOCATION FUND *(in thousands)*

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ —	$ —	$652
Affiliated Mutual Funds	1,262,693	—	—
Corporate Debt Securities	—	4,047	—
Short-Term Securities	—	7,512	—
Total	$1,262,693	$11,559	$652

During the period ended December 31, 2018, there were no transfers in or out of Level 3.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

AS OF DECEMBER 31, 2018 (UNAUDITED)

(In thousands, except per share amounts)	Ivy Accumulative Fund	Ivy Wilshire Global Allocation Fund[1]
ASSETS		
Investments in unaffiliated securities at value+^	$1,223,093	$ 11,559
Investments in affiliated securities at value+	—	1,263,345
Investments at Value	1,223,093	1,274,904
Cash	1	23
Investment securities sold receivable	—	839
Dividends and interest receivable	1,034	234
Capital shares sold receivable	976	709
Receivable from affiliates	56	280
Receivable from securities lending income – net	1	—
Prepaid and other assets	97	80
Total Assets	1,225,258	1,277,069
LIABILITIES		
Cash collateral on securities loaned at value	3,130	—
Investment securities purchased payable	34,391	—
Capital shares redeemed payable	4,386	3,190
Independent Trustees and Chief Compliance Officer fees payable	542	412
Distribution and service fees payable	7	6
Shareholder servicing payable	200	155
Investment management fee payable	22	2
Accounting services fee payable	23	15
Other liabilities	38	32
Total Liabilities	42,739	3,812
Total Net Assets	$ 1,182,519	$1,273,257
NET ASSETS		
Capital paid in (shares authorized – unlimited)	$1,084,469	$1,445,326
Accumulated distributable earnings gain (loss)	98,050	(172,069)
Total Net Assets	$ 1,182,519	$1,273,257
CAPITAL SHARES OUTSTANDING:		
Class A	113,196	111,869
Class B	140	644
Class C	356	1,606
Class I	25,031	59,731
Class N	24	29
Class R	24	29
Class Y	24	29
NET ASSET VALUE PER SHARE:		
Class A	$ 8.51	$ 7.30
Class B	$ 6.93	$ 6.85
Class C	$ 7.13	$ 6.93
Class I	$ 8.57	$ 7.38
Class N	$ 8.51	$ 7.29
Class R	$ 8.51	$ 7.30
Class Y	$ 8.52	$ 7.29
+COST		
Investments in unaffiliated securities at cost	$ 1,140,765	$ 13,777
Investments in affiliated securities at cost	—	1,441,536
^Securities loaned at value	9,235	—

(1)Consolidated Statement of Assets and Liabilities (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018 (UNAUDITED)

(In thousands)	Ivy Accumulative Fund	Ivy Wilshire Global Allocation Fund[(1)]
INVESTMENT INCOME		
Dividends from unaffiliated securities	$ 10,073	$ —
Dividends from affiliated securities	—	24,653
Interest and amortization from unaffiliated securities	864	329
Securities lending income – net	11	—
Total Investment Income	10,948	24,982
EXPENSES		
Investment management fee	4,668	380
Distribution and service fees:		
Class A	1,390	1,156
Class B	6	27
Class C	14	65
Class R	1	1
Class Y	—*	—*
Shareholder servicing:		
Class A	656	399
Class B	6	10
Class C	6	9
Class I	208	38
Class N	—*	—*
Class R	1	—*
Class Y	—*	—*
Registration fees	70	72
Custodian fees	16	4
Independent Trustees and Chief Compliance Officer fees	98	85
Accounting services fee	136	90
Professional fees	32	44
Other	62	130
Total Expenses	7,370	2,510
Less:		
Expenses in excess of limit	(56)	(280)
Total Net Expenses	7,314	2,230
Net Investment Income	3,634	22,752
REALIZED AND UNREALIZED GAIN (LOSS)		
Net realized gain (loss) on:		
Investments in unaffiliated securities	89,958	1
Investments in affiliated securities	—	2,914
Distributions of realized capital gains from affiliated securities	—	43,565
Futures contracts	(2)	—
Written options	737	—
Foreign currency exchange transactions	—	—*
Net change in unrealized appreciation (depreciation) on:		
Investments in unaffiliated securities	(199,742)	(64)
Investments in affiliated securities	—	(163,294)
Futures contracts	(86)	—
Written options	195	—
Foreign currency exchange transactions	—	(5)
Net Realized and Unrealized Loss	(108,940)	(116,883)
Net Decrease in Net Assets Resulting from Operations	$(105,306)	$ (94,131)

*Not shown due to rounding.
(1)Consolidated Statement of Operations (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Accumulative Fund		Ivy Wilshire Global Allocation Fund[1]	
	Six months ended 12-31-18 (Unaudited)	Year ended 6-30-18	Six months ended 12-31-18 (Unaudited)	Year ended 6-30-18
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 3,634	$ 6,438	$ 22,752	$ 22,971
Net realized gain on investments	90,693	85,688	46,480	57,205
Net change in unrealized appreciation (depreciation)	(199,633)	59,161	(163,363)	26,369
Net Increase (Decrease) in Net Assets Resulting from Operations	(105,306)	151,287	(94,131)	106,545
Distributions to Shareholders From:				
Net investment income:				
Class A		(5,022)		(18,575)
Class B		—		(50)
Class C		—		(204)
Class I		(1,600)		(13,167)
Class N		—		—
Class R		—		—
Class Y		—		—
Net realized gains:				
Class A		(74,552)		(55,287)
Class B		(140)		(490)
Class C		(395)		(1,422)
Class I		(16,451)		(31,172)
Class N		—		—
Class R		—		—
Class Y		—		—
Accumulated earnings:				
(combined net investment income and net realized gains)				
Class A	(116,317)		(63,019)	
Class B	(127)		(315)	
Class C	(315)		(805)	
Class I	(26,155)		(35,076)	
Class N	(29)		(18)	
Class R	(26)		(17)	
Class Y	(28)		(17)	
Total Distributions to Shareholders	(142,997)	(98,160)	(99,267)	(120,367)
Capital Share Transactions	67,896	(116,231)	(59,516)	(206,238)
Net Decrease in Net Assets	(180,407)	(63,104)	(252,914)	(220,060)
Net Assets, Beginning of Period	1,362,926	1,426,030	1,526,171	1,746,231
Net Assets, End of Period	$ 1,182,519	$1,362,926	$1,273,257	$1,526,171
Undistributed net investment income		$ 2,338		$ 6,297

(1)Consolidated Statement of Changes in Net Assets (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY ACCUMULATIVE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 12-31-2018 (unaudited)	$10.47	$ 0.03	$(0.84)	$ (0.81)	$(0.05)	$ (1.10)	$ (1.15)
Year ended 6-30-2018	10.09	0.05	1.08	1.13	(0.05)	(0.70)	(0.75)
Year ended 6-30-2017	9.27	0.04	1.22	1.26	(0.03)	(0.41)	(0.44)
Year ended 6-30-2016	11.19	0.06	(0.48)	(0.42)	(0.07)	(1.43)	(1.50)
Year ended 6-30-2015	11.74	0.04	1.24	1.28	(0.02)	(1.81)	(1.83)
Year ended 6-30-2014	9.18	0.02	2.57	2.59	(0.03)	—*	(0.03)
Class B Shares[5]							
Six-month period ended 12-31-2018 (unaudited)	8.67	(0.03)	(0.68)	(0.71)	—	(1.03)	(1.03)
Year ended 6-30-2018	8.49	(0.07)	0.91	0.84	—	(0.66)	(0.66)
Year ended 6-30-2017	7.91	(0.06)	1.03	0.97	—	(0.39)	(0.39)
Year ended 6-30-2016	9.75	(0.05)	(0.42)	(0.47)	—	(1.37)	(1.37)
Year ended 6-30-2015	10.41	(0.09)	1.09	1.00	—	(1.66)	(1.66)
Year ended 6-30-2014	8.22	(0.10)	2.29	2.19	—	—*	—*
Class C Shares							
Six-month period ended 12-31-2018 (unaudited)	8.90	(0.02)	(0.70)	(0.72)	—	(1.05)	(1.05)
Year ended 6-30-2018	8.70	(0.05)	0.92	0.87	—	(0.67)	(0.67)
Year ended 6-30-2017	8.08	(0.05)	1.06	1.01	—	(0.39)	(0.39)
Year ended 6-30-2016	9.93	(0.03)	(0.43)	(0.46)	—	(1.39)	(1.39)
Year ended 6-30-2015	10.59	(0.06)	1.10	1.04	—	(1.70)	(1.70)
Year ended 6-30-2014	8.34	(0.08)	2.33	2.25	—	—*	—*
Class I Shares							
Six-month period ended 12-31-2018 (unaudited)	10.55	0.04	(0.84)	(0.80)	(0.08)	(1.10)	(1.18)
Year ended 6-30-2018	10.16	0.07	1.08	1.15	(0.07)	(0.69)	(0.76)
Year ended 6-30-2017	9.32	0.06	1.23	1.29	(0.04)	(0.41)	(0.45)
Year ended 6-30-2016	11.26	0.06	(0.46)	(0.40)	(0.11)	(1.43)	(1.54)
Year ended 6-30-2015	11.80	0.06	1.26	1.32	(0.05)	(1.81)	(1.86)
Year ended 6-30-2014	9.23	0.05	2.57	2.62	(0.05)	—*	(0.05)
Class N Shares							
Six-month period ended 12-31-2018 (unaudited)	10.48	0.05	(0.84)	(0.79)	(0.08)	(1.10)	(1.18)
Year ended 6-30-2018[9]	10.29	0.03	0.16	0.19	—	—	—
Class R Shares							
Six-month period ended 12-31-2018 (unaudited)	10.45	0.01	(0.83)	(0.82)	(0.02)	(1.10)	(1.12)
Year ended 6-30-2018[9]	10.29	0.01	0.15	0.16	—	—	—
Class Y Shares							
Six-month period ended 12-31-2018 (unaudited)	10.47	0.03	(0.83)	(0.80)	(0.05)	(1.10)	(1.15)
Year ended 6-30-2018[9]	10.29	0.00	0.18	0.18	—	—	—

* Not shown due to rounding.
(1) Based on average weekly shares outstanding.
(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.
(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(4) Annualized.
(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.
(6) Expense ratio based on the period excluding reorganization expenses was 2.29%.
(7) Expense ratio based on the period excluding reorganization expenses was 2.07%.
(8) Expense ratio based on the period excluding reorganization expenses was 0.87%.
(9) For the period from February 26, 2018 (commencement of operations of the class) through June 30, 2018.
(10) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year end June 30, 2018.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 12-31-2018 (unaudited)	$ 8.51	-8.33%	$ 964	1.12%[4]	0.50%[4]	—%	—%	83%
Year ended 6-30-2018	10.47	11.66	1,119	1.10	0.43	1.11	0.42	79
Year ended 6-30-2017	10.09	14.02	1,148	1.09	0.42	1.11	0.40	102
Year ended 6-30-2016	9.27	-3.99	1,125	1.07	0.59	1.12	0.54	102
Year ended 6-30-2015	11.19	12.19	1,447	1.06	0.32	1.11	0.27	113
Year ended 6-30-2014	11.74	28.26	1,329	1.10	0.19	1.15	0.14	104
Class B Shares[5]								
Six-month period ended 12-31-2018 (unaudited)	6.93	-8.84	1	2.30[4][6]	-0.69[4]	2.72[4]	-1.11[4]	83
Year ended 6-30-2018	8.67	10.35	1	2.34[6]	-0.82	2.46	-0.94	79
Year ended 6-30-2017	8.49	12.62	2	2.29	-0.78	2.41	-0.90	102
Year ended 6-30-2016	7.91	-5.17	3	2.28	-0.62	2.31	-0.65	102
Year ended 6-30-2015	9.75	10.88	4	2.26	-0.89	2.29	-0.92	113
Year ended 6-30-2014	10.41	26.71	5	2.35	-1.06	2.38	-1.09	104
Class C Shares								
Six-month period ended 12-31-2018 (unaudited)	7.13	-8.65	3	2.08[4][7]	-0.47[4]	2.20[4]	-0.59[4]	83
Year ended 6-30-2018	8.90	10.45	3	2.07	-0.56	2.08	-0.57	79
Year ended 6-30-2017	8.70	12.96	5	2.06	-0.55	2.09	-0.58	102
Year ended 6-30-2016	8.08	-4.97	6	2.04	-0.38	2.07	-0.41	102
Year ended 6-30-2015	9.93	11.07	6	2.02	-0.64	2.05	-0.67	113
Year ended 6-30-2014	10.59	27.04	6	2.09	-0.80	2.12	-0.83	104
Class I Shares								
Six-month period ended 12-31-2018 (unaudited)	8.57	-8.21	215	0.88[4][8]	0.73[4]	0.92[4]	0.69[4]	83
Year ended 6-30-2018	10.55	11.91	240	0.87	0.65	0.92	0.60	79
Year ended 6-30-2017	10.16	14.28	271	0.87	0.64	0.91	0.60	102
Year ended 6-30-2016	9.32	-3.81	280	0.83	0.75	0.86	0.72	102
Year ended 6-30-2015	11.26	12.48	5	0.84	0.56	0.87	0.53	113
Year ended 6-30-2014	11.80	28.52	4	0.86	0.43	0.89	0.40	104
Class N Shares								
Six-month period ended 12-31-2018 (unaudited)	8.51	-8.14	—*	0.78[4]	0.86[4]	—	—	83
Year ended 6-30-2018[9]	10.48	1.85	—*	0.74[4]	0.90[4]	—	—	79[10]
Class R Shares								
Six-month period ended 12-31-2018 (unaudited)	8.51	-8.43	—*	1.50[4]	0.12[4]	—	—	83
Year ended 6-30-2018[9]	10.45	1.56	—*	1.49[4]	0.16[4]	—	—	79[10]
Class Y Shares								
Six-month period ended 12-31-2018 (unaudited)	8.52	-8.21	—*	1.12[4]	0.50[4]	1.19[4]	0.43[4]	83
Year ended 6-30-2018[9]	10.47	1.75	—*	1.08[4]	0.57[4]	—	—	79[10]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY WILSHIRE GLOBAL ALLOCATION FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended 12-31-2018 (unaudited)	$ 8.48	$ 0.13	$ (0.71)	$(0.58)	$ (0.17)	$(0.43)	$(0.60)
Year ended 6-30-2018	8.59	0.11	0.42	0.53	(0.16)	(0.48)	(0.64)
Year ended 6-30-2017	7.94	0.01	0.64	0.65	—	—	—
Year ended 6-30-2016	8.88	0.02	(0.96)	(0.94)	—	—	—
Year ended 6-30-2015	11.66	0.08	(0.58)	(0.50)	(0.08)	(2.20)	(2.28)
Year ended 6-30-2014	10.21	0.09	1.91	2.00	(0.05)	(0.50)	(0.55)
Class B Shares[6]							
Six-month period ended 12-31-2018 (unaudited)	7.96	0.07	(0.65)	(0.58)	(0.10)	(0.43)	(0.53)
Year ended 6-30-2018	8.07	0.03	0.39	0.42	(0.05)	(0.48)	(0.53)
Year ended 6-30-2017	7.53	(0.07)	0.61	0.54	—	—	—
Year ended 6-30-2016	8.52	(0.07)	(0.92)	(0.99)	—	—	—
Year ended 6-30-2015	11.30	(0.02)	(0.56)	(0.58)	—*	(2.20)	(2.20)
Year ended 6-30-2014	9.96	(0.02)	1.86	1.84	—	(0.50)	(0.50)
Class C Shares							
Six-month period ended 12-31-2018 (unaudited)	8.04	0.09	(0.66)	(0.57)	(0.11)	(0.43)	(0.54)
Year ended 6-30-2018	8.15	0.05	0.39	0.44	(0.07)	(0.48)	(0.55)
Year ended 6-30-2017	7.60	(0.05)	0.60	0.55	—	—	—
Year ended 6-30-2016	8.57	(0.05)	(0.92)	(0.97)	—	—	—
Year ended 6-30-2015	11.36	0.00	(0.57)	(0.57)	(0.02)	(2.20)	(2.22)
Year ended 6-30-2014	9.99	0.00	1.87	1.87	—	(0.50)	(0.50)
Class I Shares							
Six-month period ended 12-31-2018 (unaudited)	8.58	0.14	(0.71)	(0.57)	(0.20)	(0.43)	(0.63)
Year ended 6-30-2018	8.70	0.15	0.41	0.56	(0.20)	(0.48)	(0.68)
Year ended 6-30-2017	8.01	0.04	0.65	0.69	—	—	—
Year ended 6-30-2016	8.94	0.05	(0.98)	(0.93)	—	—	—
Year ended 6-30-2015	11.71	0.11	(0.58)	(0.47)	(0.10)	(2.20)	(2.30)
Year ended 6-30-2014	10.25	0.14	1.90	2.04	(0.08)	(0.50)	(0.58)
Class N Shares							
Six-month period ended 12-31-2018 (unaudited)	8.48	0.15	(0.72)	(0.57)	(0.19)	(0.43)	(0.62)
Year ended 6-30-2018[7]	8.72	0.03	(0.27)	(0.24)	—	—	—
Class R Shares							
Six-month period ended 12-31-2018 (unaudited)	8.47	0.12	(0.70)	(0.58)	(0.16)	(0.43)	(0.59)
Year ended 6-30-2018[7]	8.72	0.01	(0.26)	(0.25)	—	—	—
Class Y Shares							
Six-month period ended 12-31-2018 (unaudited)	8.48	0.14	(0.72)	(0.58)	(0.18)	(0.43)	(0.61)
Year ended 6-30-2018[7]	8.72	0.00	(0.24)	(0.24)	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Does not include expenses of underlying Ivy Funds in which the Fund invests.

(4) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(5) Annualized.

(6) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(7) For the period from February 26, 2018 (commencement of operations of the class) through June 30, 2018.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year end June 30, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver[3]	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3][4]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3][4]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 12-31-2018 (unaudited)	$7.30	-6.82%	$ 817	0.40%[5]	3.05%[5]	0.43%[5]	3.02%[5]	22%
Year ended 6-30-2018	8.48	6.14	972	0.41	1.27	0.45	1.23	35
Year ended 6-30-2017	8.59	8.19	1,080	1.16	0.15	1.21	0.10	156
Year ended 6-30-2016	7.94	-10.59	1,370	1.16	0.25	1.16	0.25	64
Year ended 6-30-2015	8.88	-4.46	3,023	1.10	0.80	1.10	0.80	69
Year ended 6-30-2014	11.66	19.69	3,461	1.10	0.82	1.10	0.82	83
Class B Shares[6]								
Six-month period ended 12-31-2018 (unaudited)	6.85	-7.38	4	1.47[5]	1.81[5]	1.50[5]	1.78[5]	22
Year ended 6-30-2018	7.96	5.11	6	1.37	0.31	1.41	0.27	35
Year ended 6-30-2017	8.07	7.17	10	2.23	-0.92	2.40	-1.09	156
Year ended 6-30-2016	7.53	-11.62	17	2.25	-0.85	2.25	-0.85	64
Year ended 6-30-2015	8.52	-5.40	30	2.11	-0.21	2.11	-0.21	69
Year ended 6-30-2014	11.30	18.55	46	2.08	-0.19	2.08	-0.19	83
Class C Shares								
Six-month period ended 12-31-2018 (unaudited)	6.93	-7.14	11	1.23[5]	2.15[5]	1.26[5]	2.12[5]	22
Year ended 6-30-2018	8.04	5.31	14	1.18	0.64	1.22	0.60	35
Year ended 6-30-2017	8.15	7.24	26	1.97	-0.65	2.06	-0.74	156
Year ended 6-30-2016	7.60	-11.32	34	2.01	-0.61	2.01	-0.61	64
Year ended 6-30-2015	8.57	-5.29	52	1.95	-0.04	1.95	-0.04	69
Year ended 6-30-2014	11.36	18.80	68	1.92	-0.01	1.92	-0.01	83
Class I Shares								
Six-month period ended 12-31-2018 (unaudited)	7.38	-6.64	441	0.07[5]	3.36[5]	0.12[5]	3.31[5]	22
Year ended 6-30-2018	8.58	6.43	534	0.09	1.59	0.15	1.53	35
Year ended 6-30-2017	8.70	8.61	630	0.83	0.48	0.88	0.43	156
Year ended 6-30-2016	8.01	-10.40	805	0.83	0.63	0.83	0.63	64
Year ended 6-30-2015	8.94	-4.16	64	0.82	1.10	0.82	1.00	69
Year ended 6-30-2014	11.71	20.04	79	0.82	1.21	0.82	1.21	83
Class N Shares								
Six-month period ended 12-31-2018 (unaudited)	7.29	-6.67	—*	0.07[5]	3.50[5]	0.10[5]	3.47[5]	22
Year ended 6-30-2018[7]	8.48	-2.75	—*	0.25[5]	0.91[5]	0.36[5]	0.80[5]	35[8]
Class R Shares								
Six-month period ended 12-31-2018 (unaudited)	7.30	-6.85	—*	0.59[5]	2.98[5]	0.62[5]	2.95[5]	22
Year ended 6-30-2018[7]	8.47	-2.87	—*	0.72[5]	0.44[5]	0.84[5]	0.32[5]	35[8]
Class Y Shares								
Six-month period ended 12-31-2018 (unaudited)	7.29	-6.85	—*	0.31[5]	3.26[5]	0.34[5]	3.23[5]	22
Year ended 6-30-2018[7]	8.48	-2.75	—*	0.50[5]	0.66[5]	0.61[5]	0.55[5]	35[8]

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Accumulative Fund and Ivy Wilshire Global Allocation Fund (each, a "Fund") are two series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Effective May 18, 2017, the Waddell & Reed Advisors Wilshire Global Allocation Fund (the Ivy Wilshire Global Allocation Fund's "Predecessor Fund") began operating as a fund-of-funds. Wilshire Associates Incorporated ("Wilshire"), the Fund's subadviser, allocates certain of the Fund's assets among the underlying affiliated funds (the "Multi-Asset Segment"). Prior to May 18, 2017, the Predecessor Fund invested in, among other investments, private placements and other restricted securities in accordance with its investment restrictions. Private placements and other restricted securities may be difficult to resell because a ready market for resale may not exist at any given time. Effective with the Predecessor Fund's change to a fund-of-funds, the Fund does not intend to further invest in private placements and restricted securities and will seek to sell its holdings of such securities in accordance with its revised principal investment strategies. However, a portion of the Fund's assets may remain invested in such securities given their limited market for resale. IICO will continue to manage the Fund's investments in restricted securities and private placements (the "Private Equity Segment") during that transition.

Each Fund offers Class A, Class B, Class C, Class I, Class N, Class R and Class Y shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Class A shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class N, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, R and Y have a distribution and service plan. Class I shares and Class N shares are not included in the plan. With certain exceptions described in the Prospectus, Class B shares will automatically convert to Class A shares 96 months after the date of purchase. With certain exceptions described in the Prospectus, Class C shares will automatically convert to Class A shares 120 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

New Rule Issuance. In March 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2017-08 ("ASU 2017-08"), "Receivables — Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities." ASU 2017-08 changed the amortization period for certain callable debt securities held at a premium. Specifically, it required the premium to be amortized to the earliest call date. The adoption of ASU 2017-08 had no impact on beginning net assets, the current period results from operations, or any prior period information presented in the financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). The amendments in the ASU impact disclosure requirements for fair value measurement. It is anticipated that this change will enhance the effectiveness of disclosures in the notes to the financial statements. This ASU is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted and can include the entire standard or certain provisions that exclude or amend disclosures. For the period ended December 31, 2018, the Funds have chosen to adopt the standard. The adoption of this ASU is reflected in the disclosures of the financial statements.

In August 2018, U.S. Securities and Exchange Commission ("SEC") adopted amendments to certain financial statement disclosure requirements to conform them to GAAP for investment companies. These amendments made certain removals from, changes to and additions to existing disclosure requirements under Regulation S-X. These amendments became effective for filings made with the SEC after November 5, 2018. The Funds' adoption of these amendments, effective with the financial statements prepared as of December 31, 2018, required modified disclosures reflected herein, but had no effect on the Funds' net assets or results of operations.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

- Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which values are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities or equity prices.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of December 31, 2018, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations.

Futures Contracts. All Funds are authorized to engage in buying and selling futures contracts. Upon entering into a futures contract, a Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent amounts, known as variation margin, are paid or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. Options on futures contracts may also be purchased or sold by a Fund.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Ivy Accumulative Fund invests in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of the underlying instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument.

Option contracts can be traded on a regulated exchange or traded OTC. Unlike the trades on a regulated exchange where the clearinghouse guarantees the performances of both the buyer and the seller, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy Accumulative Fund purchases and writes call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Collateral and rights of offset. A Fund mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Fund and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Fund and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Fund's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Fund and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Additional Disclosure Related to Derivative Instruments

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended December 31, 2018:

| Fund | Type of Risk Exposure | Net realized gain (loss) on: | | | | | |
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Accumulative Fund	Equity	$295	$—	$(2)	$737	$—	$1,030

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended December 31, 2018:

| Fund | Type of Risk Exposure | Net change in unrealized appreciation (depreciation) on: | | | | | |
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Accumulative Fund	Equity	$12	$—	$(86)	$195	$—	$121

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended December 31, 2018, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Ivy Accumulative Fund	$—	$—	$3,668	$—	$87	$300

(1) Average absolute value of unrealized appreciation/depreciation during the period.
(2) Average value outstanding during the period.
(3) Average notional amount outstanding during the period.

5. BASIS FOR CONSOLIDATION OF THE IVY WILSHIRE GLOBAL ALLOCATION FUND

WRA ASF III (SBP), LLC (the "Company"), a Delaware limited liability company, was incorporated as a wholly owned company acting as an investment vehicle for the Ivy Wilshire Global Allocation Fund (referred to as "the Fund" in this subsection). The Company acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund and the Company. The consolidated financial statements include the accounts of the Fund and the Company. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and the Company comprising the entire issued share capital of the Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Company.

See the table below for details regarding the structure, incorporation and relationship as of December 31, 2018 of the Company to the Fund (amounts in thousands).

Company	Date of Incorporation	Subscription Agreement	Fund Net Assets	Company Net Assets	Percentage of Fund Net Assets
WRA ASF III (SBP), LLC	4-9-13	4-23-13	$1,273,257	$674	0.05%

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

- **Ivy Accumulative Fund:** 0.70% of net assets up to $1 billion, 0.65% of net assets over $1 billion and up to $2 billion, 0.60% of net assets over $2 billion and up to $3 billion, and 0.55% of net assets over $3 billion.

- **Ivy Wilshire Global Allocation Fund:** For the Private Equity Segment: 0.70% of net assets of this segment up to $1 billion; 0.65% of net assets of this segment over $1 billion and up to $2 billion; 0.60% of net assets of this segment over $2 billion and up to $3 billion; and 0.55% of net assets of this segment over $3 billion.

  For the Multi-Asset Segment, the Fund's cash on hand and all other Fund assets other than the Private Equity Segment: 0.06% of net assets of this segment up to $500 million; 0.05% of net assets of this segment over $500 million and up to $1 billion; 0.04% of net assets of this segment over $1 billion and up to $2 billion; and 0.03% of net assets of this segment over $2 billion.

Under an agreement between IICO and Wilshire, Wilshire serves as subadviser for the Multi-Asset Segment of the Ivy Wilshire Global Allocation Fund. The subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadviser.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, Ivy Accumulative Fund (and Ivy Wilshire Global Allocation Fund prior to May 18, 2017), pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, the Ivy Accumulative Fund (and the Ivy Wilshire Global Allocation Fund prior to May 18, 2017) pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Effective May 18, 2017, under the Accounting and Administrative Services Agreement for the Ivy Wilshire Global Allocation Fund, the Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$5.748	$11.550	$17.748	$24.198	$31.602	$41.250	$48.150	$60.798	$74.250

In addition, for each class of shares in excess of one, effective May 18, 2017, the Ivy Wilshire Global Allocation Fund pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of

1% of the average daily net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to IDI. During the period ended December 31, 2018, IDI received the following amounts in sales commissions and CDSCs:

| | Gross Sales Commissions | CDSC | | | Commissions Paid[1] |
		Class A	Class B	Class C	
Ivy Accumulative Fund	$176	$—*	$—*	$—*	$ 153
Ivy Wilshire Global Allocation Fund	419	1	1	1	363

* *Not shown due to rounding.*

(1) *IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.*

Expense Reimbursements and/or Waivers. IICO, the Funds' investment manager, IDI, the Funds' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Fund and class expense limitations and related waivers/reimbursements for the period ended December 31, 2018 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Accumulative Fund	Class B	Contractual	10-1-2016	10-31-2020	2.29%	3	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2020	2.07%	2	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-1-2016	10-31-2020	0.87%	51	Shareholder Servicing
	Class N	Contractual	7-5-2017	10-31-2020	Not to exceed Class I	—	N/A
	Class Y	Contractual	2-26-2018	10-31-2020	Not to exceed Class A	—*	12b-1 Fees and/or Shareholder Servicing
Ivy Wilshire Global Allocation Fund	All Classes	Contractual	5-18-2017	10-31-2020	N/A	$181[1]	Investment Management Fee
	Class A	Contractual	5-18-2017	10-31-2020	1.16%	50	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-1-2016	10-31-2020	2.25%	—	N/A
	Class C	Contractual	10-1-2016	10-31-2020	2.01%	—	N/A
	Class I	Contractual	10-1-2016	10-31-2020	0.83%	49	Shareholder Servicing
	Class N	Contractual	7-5-2017	10-31-2020	Not to exceed Class I	—	N/A
	Class Y	Contractual	2-26-2018	10-31-2020	Not to exceed Class A	—	N/A

* Not shown due to rounding.

(1) Due to Class A, Class B, Class C, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

Any amounts due to the funds as a reimbursement but not paid as of December 31, 2018 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 7) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended December 31, 2018.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended December 31, 2018 follows:

	6-30-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-18 Share Balance	12-31-18 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Ivy Wilshire Global Allocation Fund								
Media Group Holdings LLC, Series H[2]	73	$ —	$ —	$ —	$ —	73	$ —*	$ —
Media Group Holdings LLC, Series T[2]	9	—	—	—	—	9	652	193
Ivy Apollo Strategic Income Fund, Class N	5,413	1,716	8,355	(155)	1,450	4,771	45,751	(1,357)
Ivy Core Equity Fund, Class N	3,223	4,913	13,981	5,736	963	2,673	36,538	(9,901)

	6-30-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	12-31-18 Share Balance	12-31-18 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Ivy Corporate Bond Fund, Class N	8,977	$ 721	$ 21,529	$ (804)	$ 694	5,653	$ 33,751	$ 695
Ivy Emerging Markets Equity Fund, Class N	5,732	43,546	14,531	(466)	1,500	7,406	128,872	(12,836)
Ivy European Opportunities Fund, Class N	1,578	—	50,134	2,480	—	N/A	N/A	(1,988)
Ivy Government Securities Fund, Class N	27,956	1,211	55,875	(1,996)	1,105	17,916	95,490	2,824
Ivy IG International Small Cap Fund, Class N	5,843	4,224	10,765	(631)	930	5,326	54,215	(13,795)
Ivy International Core Equity Fund, Class N	12,936	17,573	47,003	12,293	4,969	11,526	176,917	(50,693)
Ivy Large Cap Growth Fund, Class N	3,175	7,905	13,857	8,392	80	2,945	61,579	(12,983)
Ivy LaSalle Global Real Estate Fund, Class N . . .	2,256	875	3,647	440	396	1,989	19,454	(2,026)
Ivy Limited-Term Bond Fund, Class N	N/A	61,817	8,460	(15)	554	5,029	53,559	202
Ivy Mid Cap Growth Fund, Class N	1,170	2,110	4,824	3,173	—	1,046	23,941	(5,753)
Ivy Mid Cap Income Opportunities Fund, Class N	2,252	914	4,747	1,153	458	1,941	24,531	(3,140)
Ivy Pictet Emerging Markets Local Currency Debt Fund, Class N	4,904	4,274	5,418	(503)	97	4,812	40,465	(370)
Ivy Pictet Targeted Return Bond Fund, Class N	7,665	19,862	13,535	(78)	4,180	8,314	79,895	(3,004)
Ivy PineBridge High Yield Fund, Class N	3,167	905	4,701	(173)	883	2,792	25,434	(1,621)
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	1,514	14,844	3,777	(31)	494	2,533	25,175	(2,005)
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	7,648	1,482	27,092	1,815	1,411	5,304	56,810	(2,851)
Ivy Pzena International Value Fund, Class N	N/A	92,074	14,406	6,033	780	4,236	60,581	(17,087)
Ivy Securian Core Bond Fund, Class N	11,840	1,878	38,657	(1,129)	1,761	8,421	87,324	143
Ivy Small Cap Core Fund, Class N	740	17,849	3,210	2,268	733	1,424	22,999	(8,181)
Ivy Small Cap Growth Fund, Class N	620	1,561	2,517	1,742	84	577	11,567	(3,765)
Ivy Value Fund, Class N . . .	5,518	6,761	26,519	6,935	1,131	4,706	97,845	(13,995)
				$46,479	$24,653		$1,263,345	$(163,294)

* Not shown due to rounding.

(1) Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

(2) No dividends were paid during the preceding 12 months.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended December 31, 2018, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Accumulative Fund	$—	$1,063,027	$—	$1,161,981
Ivy Wilshire Global Allocation Fund	—	309,035	—	399,615

10. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

The Funds may lend their portfolio securities only to borrowers that are approved by the Fund's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Fund collateral consisting of cash or securities issued or guaranteed by the U.S. government. The initial collateral received by the Fund is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities. The collateral is maintained thereafter, at a market value equal to no less than 100% of the current value of the securities on loan. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Fund and any excess collateral is returned by the Fund on the next business day. During the term of the loan, the Fund is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund—Institutional Shares or certain other registered money market funds and are disclosed in the Fund's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Fund's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Fund and the Fund does not have the ability to re-hypothecate these securities. The securities on loan for each Fund are also disclosed in its Schedule of Investments. The total value of any securities on loan as of December 31, 2018 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Funds from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of Ivy Accumulative Fund's securities lending positions and related cash and non-cash collateral received as of December 31, 2018:

Fund	Market Value of Securities on Loan	Cash Collateral Received	Non-Cash Collateral Received	Total Collateral Received
Ivy Accumulative Fund	$9,235	$3,130	$6,351	$9,481

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Funds benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Fund could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

| | Ivy Accumulative Fund | | | | Ivy Wilshire Global Allocation Fund | | | |
| | Six months ended 12-31-18 (Unaudited) | | Year ended 6-30-18 | | Six months ended 12-31-18 (Unaudited) | | Year ended 6-30-18 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,116	$ 21,246	2,776	$ 28,922	3,356	$ 27,790	7,656	$ 66,958
Class B	3	28	3	30	4	31	10	80
Class C	57	474	117	1,020	82	651	234	1,948
Class I	2,851	30,220	4,576	47,100	2,892	24,453	7,093	62,766
Class N	—	—	24	250	—	—	29	250
Class R	—	—	24	250	—	—	29	250
Class Y	—	—	24	250	—	—	29	250
Shares issued in reinvestment of distributions to shareholders:								
Class A	12,197	109,288	7,635	74,593	8,463	61,948	8,538	72,571
Class B	17	127	17	140	46	315	67	539
Class C	42	314	47	390	115	799	195	1,584
Class I	2,844	25,655	1,805	17,742	4,662	34,498	5,101	43,821
Class N	—	—	—	—	—	—	—	—
Class R	—	—	—	—	—	—	—	—
Class Y	—	—	—	—	—	—	—	—
Shares redeemed:								
Class A	(7,912)	(82,401)	(17,292)	(176,212)	(14,602)	(121,335)	(27,366)	(239,040)
Class B	(47)	(418)	(110)	(936)	(188)	(1,476)	(582)	(4,768)
Class C	(59)	(544)	(477)	(4,166)	(349)	(2,759)	(1,921)	(16,055)
Class I	(3,422)	(36,093)	(10,272)	(105,604)	(10,002)	(84,431)	(22,320)	(197,392)
Class N	—	—	—	—	—	—	—	—
Class R	—	—	—	—	—	—	—	—
Class Y	—	—	—	—	—	—	—	—
Net increase (decrease)	8,687	$ 67,896	(11,103)	$ (116,231)	(5,521)	$ (59,516)	(23,208)	$(206,238)

12. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at December 31, 2018 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Accumulative Fund	$1,142,860	$137,183	$ 56,950	$ 80,233
Ivy Wilshire Global Allocation Fund	1,468,470	721	194,287	(193,566)

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended June 30, 2018 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Accumulative Fund	$53,835	$25,096	$—	$—	$—
Ivy Wilshire Global Allocation Fund	37,932	10,817	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended June 30, 2018 and 2017 were as follows:

	June 30, 2018		June 30, 2017	
Fund	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Ivy Accumulative Fund	$49,020	$ 49,140	$10,433	$53,917
Ivy Wilshire Global Allocation Fund	44,863	75,504	—	—

(1) Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

PROXY VOTING INFORMATION

IVY FUNDS

(UNAUDITED)

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY FUNDS

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:

IVY FUNDS

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

THE IVY FUNDS FAMILY

Domestic Equity Funds

Ivy Accumulative Fund

Ivy Core Equity Fund

Ivy Large Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Core Fund

Ivy Small Cap Growth Fund

Ivy Value Fund

Global/International Funds

Ivy Emerging Markets Equity Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy IG International Small Cap Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Ivy Pictet Emerging Markets Local Currency Debt Fund

Ivy Pzena International Value Fund

Index Funds

Ivy ProShares S&P 500 Dividend Aristocrats Index Fund

Ivy ProShares Russell 2000 Dividend Growers Index Fund

Ivy ProShares Interest Rate Hedged High Yield Index Fund

Ivy ProShares S&P 500 Bond Index Fund

Ivy ProShares MSCI ACWI Index Fund

Speciality Funds

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy LaSalle Global Real Estate Fund

Ivy Natural Resources Fund

Ivy Science and Technology Fund

Ivy Securian Real Estate Securities Fund

Ivy Wilshire Global Allocation Fund

Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy California Municipal High Income Fund

Ivy Corporate Bond Fund

Ivy Crossover Credit Fund

Ivy Global Bond Fund

Ivy Government Securities Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Pictet Targeted Return Bond Fund

Ivy PineBridge High Yield Fund

Ivy Securian Core Bond Fund

Money Market Funds

Ivy Cash Management Fund

Ivy Government Money Market Fund

1.888.923.3355
Visit us online at www.ivyinvestments.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.